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                           July 14, 2021

       Sean McClain
       Chief Executive Officer
       AbSci Corp
       101 E. 6th Street, Suite 350
       Vancouver, WA 98660

                                                        Re: AbSci Corp
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed July 8, 2021
                                                            File No. 333-257553

       Dear Mr. McClain:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1 Filed July 8, 2021

       Letter from Sean McClain, founder & CEO, page 120

   1. Please revise to provide sources and/or citations for the following statements or recharacterize them as
your beliefs:
                                                            "We   ve seen the
protein-based drug landscape grow exponentially."
                                                            "Biopharmaceutical
pipelines are full of up-and-coming biologics, and the industry has nearly
boundless ideas for new proteins that have yet to enter clinical development."
                                                            "Mammalian cells
are costly to maintain, slow and intractable to engineer, and although they have
proven capable of making human antibodies, they are not readily adaptable to making
new types of proteins."
                                                            "By marrying
cutting-edge artificial intelligence with synthetic biology, we are
 Sean McClain
AbSci Corp
July 14, 2021
Page 2
          stepping beyond the constraints of nature   s evolutionary
trajectory, opening up a new
          sequence space for potential proteins, and even adding new letters to the amino acid alphabet to realize new possibilities for drug discovery." Computational Antibody & Target Discovery, page 154

2. We note your statement that "[t]his is a potentially powerful approach to enable rapid response to emerging infectious diseases through efficient identification of antibodies that could be useful for diagnostic and/or therapeutic interventions." Please provide supplemental support for this statement or recharacterize it as management's beliefs.
       Please contact Cara Wirth at (202) 551-7127 or Mara Ransom at (202) 551-7127 with any questions.



                                                            Sincerely,
FirstName LastNameSean McClain
                                                            Division of
Corporation Finance
Comapany NameAbSci Corp
                                                            Office of Trade &
Services
July 14, 2021 Page 2
cc:       Maggie Wong
FirstName LastName